                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               VISIO CORPORATION
                               (Name of Issuer)

                   Common Stock, Par Value, $0.001 Per Share
                         (Title of Class of Securities)

                                   927914101
                                (CUSIP Number)

                              September 14, 1999
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

    [_]  Rule 13d-1(b)
    [X]  Rule 13d-1(c)
    [_]  Rule 13d-1(d)

                              Robert A. Eshelman
                    General Counsel, Finance and Operations
                               One Microsoft Way
                        Redmond, Washington 98052-6399
                                (425) 882-8080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------
  CUSIP NO.927914101
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

           Microsoft Corporation

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           91-1144442
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*(See instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Washington
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          6,012,500*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,749,370**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          6,012,500*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0***
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

           10,761,870
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           35.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


___________________________

* Microsoft Corporation is a party to an Agreement and Plan of Reorganization dated as of September 14, 1999 by and among Microsoft Corporation ("Microsoft"), Visio Corporation ("Visio") and MovieSub, Inc., a wholly owned subsidiary of Microsoft, providing for the merger of MovieSub, Inc. into Visio (the "Merger"), described further in Item 4 of this Statement. 6,012,500 shares of common stock, par value $0.001 per share

("Visio Common Stock"), of Visio are purchasable by Microsoft upon exercise of an option granted to Microsoft on September 14, 1999 and described in Item 4 of this Statement (the "Option"). Prior to the exercise of the option, Microsoft is not entitled to any rights as a shareholder of Visio with respect to the shares of Visio Common Stock covered by the option. Microsoft disclaims any beneficial ownership of the shares of Visio Common Stock which are purchasable by Microsoft upon exercise of the option on the grounds that the option is not presently exercisable and only becomes exercisable upon the occurrence of the events referred to in Item 4 of this Statement. If the option were exercised, Microsoft would have the sole right to vote and to dispose of the shares of Visio Common Stock issued as a result of such exercise.

**   Based on beneficial ownership of the individuals listed below, Microsoft has the right to vote 4,749,370 shares of Visio Common Stock, representing 15.7 percent of the shares outstanding (as of September 10, 1999) in favor of the Merger pursuant to the Voting Agreements described below. Shares obtainable upon exercise of the option described above may not be eligible to vote on the Merger, but would represent 16.6% of the outstanding shares if the Option were to be exercised. The amount listed as beneficially owned is the sum of (i) the 6,012,500 shares obtainable upon exercise of the option and (ii) the 4,749,370 shares which may be voted by Microsoft in favor of the Merger. Under certain circumstances described below, Microsoft could have the right to vote 29.2 percent of the shares of Visio Common Stock in favor of the Merger.

     Certain shareholders of Visio (listed below) beneficially owning approximately 15.7% percent of the outstanding shares of Visio Common Stock have agreed to vote in favor of the Merger, pursuant to the terms of Voting Agreements (the "Voting Agreements") dated as of September 14, 1999 between each of such holders and Microsoft. Each of such holders has granted an irrevocable proxy in favor of Microsoft to vote their shares of common stock in favor of the Merger. Microsoft has the right under the Voting Agreements to vote up to 4,749,370 shares of Visio Common Stock owned in favor of the Merger (representing 15.7% of the shares outstanding as of September 10, 1999). In addition these holders have also executed affiliate letters (the "Affiliate Letters") dated as of September 14, 1999. The Affiliate Letters that provide for restrictions on purchases and dispositions of Visio Common Stock specifically relating to treatment of the merger as a pooling of interests for accounting purposes.

     Each of the following persons is a party to a Voting Agreement and an Affiliate Letter: Tom Alberg; Tom Byers; Jeremy Jaech, Theodore Johnson, John Johnston, Doug Mackenzie, Scott Oki, Steve Gordon, Jim Horsburgh, Tom Hull, and Evelyn Cruz Sroufe, and Microsoft Corporation.

*** Pursuant to the terms of the Voting Agreements and Affiliate Letters described above and in Item 4 to this Statement, holders of shares of Visio Common Stock subject to such agreements may only transfer such shares subject to the terms of such agreement.

                                 SCHEDULE 13D
                        RELATING TO THE COMMON STOCK OF
                               VISIO CORPORATION

Item 1.  Security and Issuer
         -------------------

         This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.001 par value per share ("Visio Common Stock"), of Visio Corporation, a Washington corporation ("Visio"). The principal executive offices of Visio are located at 2211 Elliott Avenue, Seattle, WA 98121.

Item 2.  Identity and Background
         -----------------------

         This Statement is being filed by Microsoft Corporation, a Washington corporation ("Microsoft"). The principal business address of Microsoft is One Microsoft Way, Redmond, Washington 98052. Microsoft develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, business/consumer productivity applications, software development tools and Internet software and technologies.

         (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Microsoft is set forth in Schedule I hereto, which is incorporated herein by reference. With the exception of (i) Bernard P. Vergnes and Michel Lacombe, who are a citizens of France, (ii) Joachim Kempin, who is a citizen of Germany, and (iii) Orlando Ayala Lozano, who is a citizen of Columbia, each person listed in Schedule I hereto is a citizen of the United States.

         (d)-(e) During the last five years, neither Microsoft nor, to the knowledge of Microsoft, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         As more fully described below, pursuant to the terms of the Stock Option Agreement (as defined in the response to Item 4), Microsoft will have the right, upon the occurrence of certain events specified therein, to purchase from time to time up to 6,012,500 shares of Visio Common Stock (subject to adjustment as provided in the Stock Option Agreement) at a price of $42.78 per share. If Microsoft purchases Visio Common Stock pursuant to the Stock Option Agreement, Microsoft anticipates that the funds to finance such purchase would come from working capital, although no definitive determination has been made at this time as to the source of such funds.

Item 4.  Purpose of the Transaction
         --------------------------

         (a)-(j) On September 14, 1999, Microsoft, Visio, and MovieSub, Inc., a Washington corporation and a wholly owned subsidiary of Microsoft ("Merger Sub"), entered into an Agreement and Plan of Merger, dated as of September 14, 1999 (the "Reorganization Agreement"), a copy of which is incorporated by reference as Exhibit 1 and is incorporated herein by reference. The Reorganization Agreement provides, among other things, for the merger of Merger Sub with and into Visio (the "Merger") with Visio being the corporation surviving the Merger (the "Surviving Corporation").

     Pursuant to the Merger Agreement, at the Effective Time (as defined in the Reorganization Agreement), Merger Sub shall be merged with and into Visio and the separate corporate existence of Merger Sub shall cease. Visio will continue as the Surviving Corporation in the Merger. At the Effective Time, Visio will become a wholly owned subsidiary of Microsoft. As a result of the Merger, Microsoft will own 100% of the Visio Common Stock.

     In the merger, each share of Visio Common Stock will be converted into Microsoft common stock using an exchange ratio. The exchange ratio provides for Visio shareholders, other than those who have perfected dissenters' rights under Washington law, to receive 0.45 shares of Microsoft common stock for each share of Visio Common Stock.

     Consummation of the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including, but not limited to, approval of the Merger and the Merger Agreement by the holders of shares of Visio Common Stock, expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended, and various other customary conditions.

     The Reorganization Agreement contains certain customary restrictions on the conduct of the business of Visio pending the Merger, including, without limitation, not declaring, setting aside or paying any dividend or distribution payable in cash, stock or property in respect of any capital stock of Visio unless in the ordinary course of business or with the prior consent of Microsoft.

     Concurrent with the execution of the Reorganization Agreement, Microsoft and Visio entered into a Stock Option Agreement, dated as of September 14, 1999 (the "Stock Option Agreement"), a copy of which is incorporated by reference as
Exhibit 2 and is incorporated herein by reference. Pursuant to the Stock Option Agreement, Visio granted Microsoft an unconditional, irrevocable option (the "Option") to purchase, pursuant to the terms and conditions thereof, up to 6,012,500 (subject to adjustment as provided in the Stock Option Agreement) fully paid and nonassessable shares of Visio Common Stock at a price of $42.78 per share (such shares, the "Option Shares" and such price, the "Option Price"). The Stock Option Agreement provides that Microsoft may exercise the Option in whole or in part, at any time or from time to time after but only after the occurrence of any event as a result of which Microsoft is entitled to receive the fee specified pursuant to Section 8.3(b) of the Reorganization Agreement (a "Triggering Event"); provided, however, that except as provided in the last sentence of this paragraph, the Option shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time and (B) one year after the first occurrence of a Triggering Event. Notwithstanding the termination of the Option, Microsoft shall be entitled to purchase the Option Shares if it has exercised the Option in accordance with the terms hereof prior to the termination of the Option and the termination of the Option shall not affect any rights thereunder which by their terms do not terminate or expire prior to or as of such termination.

     Certain holders (listed below) beneficially owning approximately 15.7 percent of the outstanding shares of Visio Common Stock have agreed to vote in favor of the Merger, pursuant to the terms of Voting Agreements (the "Voting Agreements") dated as of September 14, 1999 between each such holder and Microsoft. Each such holder has granted an irrevocable proxy in favor of Microsoft to vote their shares of such Visio Common Stock in favor of the Merger. Microsoft has the right under the Voting

Agreements to vote all of the shares owned by Tom Alberg; Tom Byers; Jeremy Jaech, Theodore Johnson, John Johnston, Doug Mackenzie, Scott Oki, Steve Gordon, Jim Horsburgh, Tom Hull, and Evelyn Cruz Sroufe. In addition these holders have also agreed pursuant to the terms of affiliate letters agreements (the "Affiliate Letter") dated as of September 14, 1999 between each of such holders and Microsoft, not to transfer their shares (except as allowed in the Affiliate Letters) during the thirty day period prior to the Effective Time and until after such time as results covering at least 30 days of combined operations of Visio and Microsoft have been published by Microsoft, in the form of a quarterly earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes the combined results of operations.

         Each of the following persons is a party to a Voting Agreement and the Affiliate Letter: Tom Alberg; Tom Byers; Jeremy Jaech, Theodore Johnson, John Johnston, Doug Mackenzie, Scott Oki, Steve Gordon, Jim Horsburgh, Tom Hull, and Evelyn Cruz Sroufe and Microsoft Corporation.

         The foregoing summaries of the Reorganization Agreement, the Stock Option Agreement, the Voting Agreements and the Affiliate Letter do not purport to be complete and are qualified in their entirety by reference to the text of such agreements included as Exhibits 1, 2, 3 and 4 respectively.

         Except as set forth in this Statement, the Reorganization Agreement, the Stock Option Agreement, the Voting Agreements and the Affiliate Letters neither Microsoft nor, to the best of Microsoft's knowledge, any of the individuals named in Schedule I hereto has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) - (b) By reason of its execution of the Stock Option Agreement, Microsoft may be deemed to have beneficial ownership of, and sole voting and dispositive power with respect to, the 6,012,500 shares of Visio Common Stock subject to the Option and, accordingly, might be deemed to beneficially own such shares of Visio Common Stock. Based on the number of shares of Visio Common Stock subject to the Option, Microsoft may be deemed to beneficially own approximately 16.6% of the outstanding Visio Common Stock (based upon (i) the 30,213,572 shares of Visio Common Stock outstanding on September 10, 1999, as represented to Microsoft by Visio in the Reorganization Agreement, and (ii) an additional 6,012,500 shares that Visio will issue to Microsoft in the event that the Option is exercised) following the exercise in whole of the Option for 6,012,500 shares of Visio Common Stock. However, Microsoft expressly disclaims any beneficial ownership of the shares of Visio Common Stock which are purchasable by Microsoft upon exercise of the Option, on the grounds that the Option is not presently exercisable and only becomes exercisable upon the occurrence of the events referred to in Item 4 above. If the Option were exercised, Microsoft would have the sole right to vote and to dispose of the shares of Visio issued as a result of such exercise.

         In addition, pursuant to the terms of the Voting Agreements and the Letter Agreements, Microsoft may be deemed to be the beneficial owner of shares of Visio Common Stock subject to such agreements.

         Microsoft has the right to vote 4,749,370 shares of Visio Common Stock, representing 15.7 percent of the shares outstanding (as of September 10, 1999) in favor of the Merger pursuant to the Voting Agreements described below. Shares obtainable upon exercise of the option described above are not eligible to vote on the Merger, but would represent 16.6% of the outstanding shares if the Option were to be exercised. The amount listed on item 11 of
Schedule 13D as beneficially owned is the sum of (i) the 6,012,500 shares obtainable upon exercise of the option and (ii) the 4,749,370 shares which may be voted by Microsoft in favor of the Merger. Under certain circumstances, Microsoft will have the right to vote 29.2 percent of the shares of Visio Common Stock in favor of the Merger./1/


         (c) Except as described herein, neither Microsoft nor, to the best of Microsoft's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in Visio Stock during the past 60 days.

         (d) So long as Microsoft has not exercised the Option (and prior to the consummation of the Merger), Microsoft does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Visio Common Stock.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer
---------------------------

         Except as provided in the Reorganization Agreement, the Voting Agreements and the Affiliate Letters or as set forth in this Statement, neither Microsoft or, to the best of Microsoft's knowledge, any of the individuals named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Visio, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits
         --------------------------------

         Exhibit 1 Agreement and Plan of Reorganization, dated as of September 14, 1999, among Microsoft, MovieSub, Inc. and Visio Corporation, Incorporated by reference to Exhibit 2.1 of the Visio Corporation current report on Form 8-K, dated September 15, 1999.

         Exhibit 2 Stock Option Agreement, dated as of September 14, 1999, between Microsoft and Visio (Visio as Issuer), Incorporated by reference to Exhibit 2.2 of the Visio Corporation current report on Form 8-K, dated September 15, 1999.

         Exhibit 3*  Form of Voting Agreement.

         Exhibit 4** Form of Affiliate Letter.

_____________________________

/1/ This percentage is derived by adding the number of shares exercisable by Microsoft pursuant to the Stock Option Agreement with the number of shares beneficially owned by those who have executed a Voting Agreement in favor of Microsoft, divided by the sum of (i) the number of shares of Visio Common Stock as of September 10, 1999, (ii) the number of shares exercisable by Microsoft pursuant to the Stock Option Agreement, and (iii) the number of presently exercisable options owned by those who have executed a Voting Agreement in favor of Microsoft.

* Microsoft Corporation has entered into a Voting Agreement in substantially the form attached hereto as Exhibit 3 with Tom Alberg; Tom Byers; Jeremy Jaech, Theodore Johnson, John Johnston, Doug Mackenzie, Scott Oki, Steve Gordon, Jim Horsburgh, Tom Hull, and Evelyn Cruz Sroufe.

** Microsoft has received letters in substantially the form attached hereto as
Exhibit 4 from Tom Alberg, Tom Byers, Jeremy Jaech, Theodore Johnson, John Johnston, Doug Mackenzie, Scott Oki, Steve Gordon, Jim Horsburgh, Tom Hull, and Evelyn Cruz Sroufe.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  September 24, 1999



                                  MICROSOFT CORPORATION


                                  By /s/ Robert A. Eshelman
                                     ----------------------
                                     Robert A. Eshelman, General Counsel,
                                     Finance and Operations; Assistant Secretary

                                  SCHEDULE I
                      DIRECTORS AND EXECUTIVE OFFICERS OF
                             MICROSOFT CORPORATION

     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Microsoft Corporation ("Microsoft") is set forth below. With the exception of (i) Bernard P. Vergnes and Michel Lacombe, who are a citizens of France, (ii) Joachim Kempin, who is a citizen of Germany, and (iii) Orlando Ayala Lozano, who is a citizen of Columbia, each person listed in Schedule I hereto is a citizen of the United States. The business address of each executive officer and director is Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052.

-------------------------------------------------------------------------------------------------------------
            Directors                                           Title\Occupation
-------------------------------------------------------------------------------------------------------------
William H. Gates                    Chairman of the Board; Chief Executive Officer, Microsoft Corporation
-------------------------------------------------------------------------------------------------------------
Paul G. Allen                       Founder, Asymetrix Corp.; Owner, Interval Research Corp., Vulcan
                                    Ventures Inc.
-------------------------------------------------------------------------------------------------------------
Jill E. Barad                       President and Chief Executive Officer, Mattel, Inc.
-------------------------------------------------------------------------------------------------------------
Richard A. Hackborn                 Executive Vice President, Hewlett-Packard Company (retired)
-------------------------------------------------------------------------------------------------------------
David F. Marquardt                  General Partner, Technology Venture Investors and August Capital
-------------------------------------------------------------------------------------------------------------
Wm. G. Reed, Jr.                    Chairman, Simpson Investment Company (retired)
-------------------------------------------------------------------------------------------------------------
Jon A. Shirley                      President and Chief Operating Officer, Microsoft Corporation (retired)
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
     Executive Officer                                              Title
-------------------------------------------------------------------------------------------------------------
William H. Gates                    Chairman of the Board; Chief Executive Officer
-------------------------------------------------------------------------------------------------------------
Steven A. Ballmer                   President
-------------------------------------------------------------------------------------------------------------
Robert J. Herbold                   Executive Vice President; Chief Operating Officer
-------------------------------------------------------------------------------------------------------------
Frank M. (Pete) Higgins             Group Vice President, Interactive Media
-------------------------------------------------------------------------------------------------------------
Paul A. Maritz                      Group Vice President, Platforms and Applications
-------------------------------------------------------------------------------------------------------------
Nathan P. Myhrvold                  Group Vice President; Chief Technology Officer
-------------------------------------------------------------------------------------------------------------
Jeffrey S. Raikes                   Group Vice President, Sales and Support
-------------------------------------------------------------------------------------------------------------
James E. Allchin                    Senior Vice President, Personal and Business Systems Division
-------------------------------------------------------------------------------------------------------------
Orlando Ayala Lozano                Senior Vice President, South Pacific and Americas Region
-------------------------------------------------------------------------------------------------------------
Joachim Kempin                      Senior Vice President, OEM, Internet Customer Unit, Embedded Systems
-------------------------------------------------------------------------------------------------------------
Michel Lacombe                      Senior Vice President, Europe, Middle East, and Africa Region;
                                    President, Microsoft Europe
-------------------------------------------------------------------------------------------------------------
Robert L. Muglia                    Senior Vice President, Applications and Tools Division
-------------------------------------------------------------------------------------------------------------
Craig Mundie                        Senior Vice President, Consumer Platforms Division
-------------------------------------------------------------------------------------------------------------
William H. Neukom                   Senior Vice President, Law and Corporate Affairs; Secretary
-------------------------------------------------------------------------------------------------------------
Bernard P. Vergnes                  Senior Vice President, Microsoft; Chairman, Microsoft Europe
-------------------------------------------------------------------------------------------------------------
Gregory B. Maffei                   Vice President, Finance; Chief Financial Officer
-------------------------------------------------------------------------------------------------------------